UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Oatly Announces Further Progress on its Asset-Light Supply Chain Strategy

MALMÖ, Sweden, December 18, 2024 (GLOBE NEWSWIRE) -- Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced the closure of its Singapore facility in the Europe & International segment. This action aligns with the Company’s asset-light supply chain strategy and is expected to improve the Company’s future cost structure and reduce future capital expenditure needs.

Jean-Christophe Flatin, Oatly’s CEO, commented: “Over the past two years, our supply chain teams have done a good job at improving utilization, efficiency, and reliability while also finding solutions to enable us to gradually expand capacity when needed to support our growing business. These actions have led to strong service rates and improved gross margins. Additionally, our prior decision to separate our Greater China business from the rest of the Asian business has enabled us to increase our local focus and competitiveness, which has led to significant improvements in the health of our Greater China segment.”

He continued, “We expect that the action we are announcing today will capitalize on those collective improvements and further strengthen our ability to ensure that we have the right amount of capacity, when we need it, while being efficient with our capital and costs. We also expect the continued simplification of our operations to enable us to sharpen our focus on execution as we drive toward consistent, structural profitable growth and ultimately deliver on our Company’s mission. On behalf of the entire Oatly team, I want to express my deep gratitude to the team at the Singapore plant for the work they have done over the years.”

Closure of Singapore Facility

As part of the Company’s ongoing evaluation of its Asian supply chain network, the Company has decided to close its manufacturing facility in Singapore, subject to any applicable lender approvals. The facility is part of the Europe & International segment. Following the closure of the facility, the expected growth in the segment’s Asia-Pacific region will be supported by the segment’s existing facilities in Europe. These actions are expected to further increase capacity utilization of the European factories within the Europe & International segment.

As part of the closure of the Singapore facility, the Company expects to incur non-cash impairment charges of approximately $20 to $25 million in the fourth quarter of 2024. In addition, the Company estimates restructuring and other exit costs will result in $25 to $30 million of net cash outflows through 2027, after taking into consideration anticipated proceeds from selling certain equipment. The Company expects to accrue for these costs in the fourth quarter of 2024.

The closure of the facility is expected to improve the Company’s future cost structure and reduce future capital expenditure needs. The Company will discuss additional details on its fourth quarter earnings call in early 2025.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com.

Contacts
Oatly Group AB
+46 418 47 55 00
investors@oatly.com
info@oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2024, profitability improvement, long-term growth strategy, expected capital expenditures, anticipated returns on our investments, anticipated supply chain performance, anticipated impact of our improvement plans, anticipated impact of our decision to discontinue construction of certain production facilities, plans to achieve profitable growth and anticipated cost savings as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: successful exit and closure of the Singapore facility and receipt of any applicable lender approvals, our history of losses and inability to achieve or sustain profitability; including due to elevated inflation and increased costs for transportation, energy and materials; reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms, or at all; failure of the financial institutions in which we hold our deposits; damage or disruption to our production facilities; harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; reduction in the sales of our oat drink varieties; failure to effectively navigate our shift to an asset-light business model; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits and settlements; changes to international trade policies, treaties and tariffs; global conflict, including the ongoing wars in Ukraine and Israel; changes in our tax rates or exposure to additional tax liabilities or assessments; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully execute our cost reduction activities in accordance with our expectations and the impact of such actions on our company; failure to develop and maintain our brand; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; risks associated with our operations in the People’s Republic of China; the success of our strategic reset in Asia; failure to protect our intellectual property and other proprietary rights adequately; our ability to successfully remediate previously disclosed material weaknesses or other future control deficiencies, in our internal control over financial reporting; impairments of the value of our assets; potential delisting from Nasdaq; our status as a foreign private issuer; risks related to the significant influence of our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. has over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2024 and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: December 18, 2024	By:	/s/ Marie-José David
Marie-José David
Chief Financial Officer